UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2024

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Consolidated Interim Financial Statements for the period ended March 31, 2024
99.2	Management’s Discussion and Analysis for the three months ended March 31, 2024
99.3	Press Release dated May 15, 2024: The INX Digital Company Reports Q1 2024 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: May 16, 2024	By:	/s/ Shy Datika
Shy Datika President and CEO

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